EXHIBIT 5

[Davis Polk Letterhead]

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, NY 10017

November 9, 2018

Contura Energy, Inc.

340 Martin Luther King Jr. Blvd.

Bristol, Tennessee 37620

Ladies and Gentlemen:

We have acted as special counsel for Contura Energy, Inc. (the “Company”) in connection with the filing of a Registration Statement on Form S-8 under the Securities Act of 1933, as amended, relating to 1,970,000 shares (the “Shares”) of the Company’s common stock, par value $0.01 per share, issuable pursuant to the Contura Energy, Inc. Management Incentive Plan, the Contura Energy Inc. 2018 Long-Term Incentive Plan and the ANR, Inc. 2017 Equity Incentive Plan (collectively, the “Plans”).

We have examined such documents and such matters of fact and law as we have deemed necessary for the purposes of rendering the opinion expressed herein.

Upon the basis of the foregoing, we are of the opinion that the Shares, when delivered in accordance with the Plans upon receipt by the Company of adequate consideration therefor, will be validly issued, fully paid and nonassessable.

We are members of the Bar of the State of New York, and the foregoing opinion is limited to the laws of the State of New York, the federal laws of the United States of America and the General Corporation Law of the State of Delaware.

We consent to the filing of this opinion as an exhibit to the Registration Statement.

Very truly yours,

/s/ Davis Polk & Wardwell LLP